Filed Pursuant to Rule 433

Registration No. 333-259667

Term Sheet dated May 22, 2023

The Progressive Corporation

$500,000,000

4.95% SENIOR NOTES DUE 2033

Issuer:	The Progressive Corporation

Format:	SEC Registered

Securities:	4.95% Senior Notes Due 2033 (the “Notes”)

Expected Ratings (Moody’s / S&P / Fitch)*:	A2 / A / A (stable/stable/stable)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	May 22, 2023

Settlement Date**:	May 25, 2023 (T+3)

Maturity Date:	June 15, 2033

Principal Amount:	$500,000,000

Treasury Benchmark:	3.375% due May 15, 2033

Treasury Benchmark Yield:	3.707%

Spread to Treasury Benchmark:	125 basis points

Yield to Maturity:	4.957%

Price to Public:	99.941% of the principal amount of the Notes, plus accrued interest, if any, from and including May 25, 2023, if settlement occurs after that date

Coupon:	4.95% per annum

Gross Underwriting Discount:	0.450%

Proceeds to Issuer Before Expenses:	$497,455,000

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2023

Optional Redemption:	If prior to March 15, 2033, make whole call as set forth in the preliminary prospectus supplement (Treasury Rate plus 20 basis points). If on or after March 15, 2033, par call as set forth in the preliminary prospectus supplement.

Denominations:	Minimum of $2,000, with increments of $1,000 thereafter

CUSIP; ISIN:	743315 BB8 / US743315BB84

Joint Bookrunners:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Co-Managers:	Academy Securities, Inc. PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes before the second business day prior to the date of settlement will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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